

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Clark A. Marcus
Chief Executive Officer and Chairmann
Advanzeon Solutions, Inc.
2901 W. Busch Blvd.
Suite 701
Tampa, Florida 33618

> **Re: Advanzeon Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed April 9, 2020 and Amended July 8, 2020**
> **File No. 001-09927**

Dear Mr. Marcus:

We have reviewed your July 8, 2020 amendment and response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2019

Business
The Master Distributor Agreement, page 8

1. We acknowledge your response to prior comment 1. Given that you indicate in your response that this agreement is disclosed on account of the scope of operations that will be handled pursuant to the agreement, please provide us your analysis supporting your apparent conclusion that you are not substantially dependent on this agreement. In your response, tell us when you signed the agreement, the volume of your business resulting from this agreement in 2019, the first half of 2020 and your expectations of volume in the future. Otherwise, please amend your filing to provide this agreement as a material contract. See Item 601(10)(b)(ii)(B) of Regulation S-K.

Exhibits

2. We acknowledge your response to prior comment 3. Although you changed the Exhibit Index on page 58 to be consistent with the order in which you present Exhibits 31 and 32, this order is inverted. To the extent you amend this filing to provide a material contract in response to the preceding comment, please ensure that you provide the certifications under Section 302 of the Sarbanes Oxley Act of 2002 (SOX) as Exhibits 31 as required by Item 601(b)(31) of Regulation S-K and the certifications under Section 906 of SOX as Exhibits 32 as required by Item 601(b)(32) of Regulation S-K. Otherwise, please represent to us that you will ensure the proper ordering of these exhibits in all future filings on Forms 10-K and 10-Q. In addition, when you amend your March 31, 2020 Form 10-Q as represented in response to the second bullet of prior comment 3, ensure that you also provide the equity statement from the first quarter of 2019 consistent with prior comment 2.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 if you any questions.

Sincerely,

Division of Corporation Finance
Office of Finance